RUB A DUB SOAP, INC.
                           No. 177, Chengyang Section
                              308 National Highway
                             Danshan Industrial Area
                              Qingdao, China 200109


                                                              May 20, 2008


By EDGAR Transmission and by Hand Delivery
------------------------------------------

Pamela Long
Jessica Kane
Craig Slivka
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549


        RE: Rub A Dub Soap, Inc.
            Amendment No. 1 to Preliminary Information Statement on Schedule 14C


Dear Ms. Long:

         On behalf of Rub A Dub Soap, Inc. ("RUBD" or the "Company"), we are providing the following responses to comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the letter from the Staff dated May 13, 2008 ("Comment Letter") regarding the above-referenced Amendment No. to Preliminary Information Statement (the "14C/A").

         Set forth below are the Company's responses to the Staff's comments. To assist your review, we have retyped the text of the Staff's comments in italics below.

General
-------

1. We note that on October 26, 2007, Rub A Dub Soap, Inc. entered into a Stock Purchase Agreement with Zhongsen International Company Group, Ltd., whereby Rub A Dub Soap acquired all of the issued and outstanding capital stock of Zhongsen from the Zhongsen shareholders in exchange for 96.5% shares of Rub A Dub Soap common stock, a reverse acquisition. If the transaction was required to be approved by shareholders, please explain why no proxy or information statement was filed prior to the conduct of the solicitation or taking of the corporate action.

Response:

The Company hereby confirms that neither Nevada Revised Statute nor the Company's Article of Incorporation or Bylaws require shareholders' approval for the transaction where the Company acquired all of the issued and outstanding capital stock of Zhongsen International Company Group, Ltd.

Pamela Long
Page 2 of 2
May 20, 2008

("Zhongsen") from the Zhongsen shareholders in exchange for 96.5% shares of the Company's common stock.



         If you would like to discuss the Form 10KSB or Form 8K or if you would like to discuss any other matters, please contact Scott Kline, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at
(415) 369-7166.


                                           Sincerely,

                                           RUB A DUB SOAP, INC.


                                           By: /s/ Long Qin
                                           -------------------------------------
                                           Long Qin
                                           President and Chief Executive Officer






CC: Scott Kline, Esq.
    (415) 369-7166